

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 25, 2008

Mr. Patrick Groening
Chief Financial Officer
Strathmore Minerals Corp.
700 – 1620 Dickson Avenue
Kelowna, British Columbia, Canada V1Y 9Y2

   Re: Strathmore Minerals Corp.
   Form 40-F for Fiscal Year Ended December 31, 2007
   Filed July 3, 20068
   File No. 0-52508

Dear Mr. Groening:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

General

1.   Please number all of the pages of your Form 40-F annual report. Additionally, please note that your Form 40-F annual report is due three months after your fiscal year end, based on Form 40-F Instruction D.(3).

Exhibit 99.2 Financial Statements

Consolidated Statements of Operations and Deficit

2.   We note you refer to Note 6 and report a gain on property option agreements of
        $9.7M for 2007 in your consolidated statements of Operations and Deficit.
        However, we note discussion of only a $217,825 gain related to Dalton Pass
        Property in your Note 6. Please expand your note to discuss how the property
        option agreements gave rise to your remaining $9.5 million gain and how you
        calculated the gain.

Note 6 – Mineral Property Interests

3.   Please ensure that all of the amounts per your mineral property interest
        rollforward table are correct, foot and crossfoot. For example, we note that your
        total cost ending balances as of December 31, 2007 and 2006 per the table of
        $6,923,140 and $9,648,460 are off by $10 million each and do not tie to the
        corresponding mineral property interest balances per your balance sheet.

Nose Rock/Crown Point Property

4.   We note you disclose that on September 14, 2007 you granted Uranium
        International Corp. an option to acquire up to a 65% interest in your Nose Rock
        property by paying you $250,000 and issuing 5 million common shares. You
        further disclose that you only attributed a nominal value to these shares.
        However, it appears that these shares should be subject to the reporting
        requirements of paragraph 12 of SFAS 115 for U.S. GAAP purposes, which
        requires reporting at fair value. Per our review of Uranium International Corp.'s
        Form 10-KSB filed June 12, 2008, we note that based on its stock's quoted
        market price, it valued the shares (7.5 million shares after adjustment for a 1.5 to
        1 stock split) at $14 million. Please explain why you only attributed a nominal
        value to these shares.

Marquez Property

5.   We note you disclose that you are required to make annual payments of $250,000
        during the initial ten year term of your September 5, 2007 mineral lease
        agreement on the Marquez property. Please explain why these required payments
        are not in your disclosure of contractual obligations.

Note 16 – Differences Between Canadian and United States Generally Accepted
Accounting Principles

6.   We note you disclose in Note 7 that under your plan of arrangement, in July 2007, you transferred all of your Canadian and Peruvian mineral property interests with a cost base of $18.1 million to Fission Energy Corp. As this transfer appears to meet the definition of discontinued operations as defined in paragraph 42 of SFAS 144, there are financial statement presentation and disclosure requirements in paragraph 43 of SFAS 144 that you should address in Note 16, to comply with Form 40-F General Instruction C.(2) and Form 20-F Item 17(c)(2).

7.   Please explain why your balance sheet U.S. GAAP adjustments for mineral property interests, which represent reversals of exploration costs capitalized under Canadian GAAP, for 2007 and 2006 of $12,956,109 and $13,919,651 do not equal your exploration cost capitalized balances as of December 31, 2007 and 2006 of $12,382,117 and $11,946,0143 per your mineral property interest rollforward table in Note 6. Additionally, explain why your income statement U.S. GAAP adjustment for mineral property interests for 2007 of $11,533,474 does not equal your 2007 net incremental exploration costs incurred of $13,866,949 ($16,401,862 costs incurred minus $2,534,913 cost recoveries) per your mineral property interest rollforward table in Note 6.

8.   Per your Canadian to U.S. GAAP cash flow reconciliation, we note that your Canadian GAAP beginning operating cash flow balances for 2006 and 2005 of $19,929,948 and $10,708,351, and beginning investing cash flow balances for 2006 and 2005 of $547,424 and $303,319 do not equal your corresponding cash flow balances per your consolidated statements of cash flows, and that the differences appear to be attributable to your reclassification of the short term investment balances from operating to investing activities.

Please correct the 2006 and 2005 Canadian GAAP operating and investing cash flow balances in your reconciliation, add a note to explain the reason for your reclassification under Canadian GAAP relative to the amounts reported in prior year's filings, and explain how your short term investments are classified under U.S. GAAP, with details sufficient to understand how your classification is consistent with the guidance in SFAS 102 paragraph 8.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief